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                          February 16, 2024

       Shawn K. Singh, J.D.
       Chief Executive Officer
       Vistagen Therapeutics, Inc.
       343 Allerton Avenue
       South San Francisco, CA 94080

                                                        Re: Vistagen
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 13,
2024
                                                            File No. 333-277041

       Dear Shawn K. Singh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Scott W. Westhoff, Esq.